Exhibit (a)(1)(vi)

Rent the Runway, Inc.

Option Exchange

Rent the Runway has received your election via Rent the Runway's Option Exchange website by which you elected to accept or reject Rent the Runway’s offer to exchange your eligible outstanding options for replacement restricted stock units ("Replacement RSUs") with respect to some or all of your outstanding stock option grants, subject to the terms and conditions of the Offer to Exchange and Terms of Election (the "Option Exchange").

Your election has been recorded as follows:

Name: Demo User
Employee ID: DEMO1
Date and Time: 06/8/2023 8:37 AM Eastern Time

Grant Date	Grant ID	Award Type	Per Share Exercise Price	Total Outstanding Shares Underlying Option Grant*	Vested Options as of 7/10/2023**	Hypothetical Replacement RSU Range***	Election
9/15/2016	DEMOGRANT1	Options (ISO)	$7.02	10,000	6,875	2,631 - 5,000	Exchange
12/6/2020	DEMOGRANT2	Options (ISO)	$7.01	25,000	17,187	6,578 - 12,500	Exchange
10/28/2021	DEMOGRANT3	Options (ISO)	$21.00	19,044	7,814	5,011 - 9,522	Exchange

*This column displays the number of shares of our Class A common stock or Class B common stock, as applicable, subject to the stock option grant as of July 10, 2023 (assuming no exercise or early termination occurs, through July 10, 2023).

**This column displays the number of vested shares of our Class A common stock or Class B common stock, as applicable, subject to the stock option grant as of July 10, 2023 (assuming vesting in accordance with the applicable vesting schedule, and no exercise or early termination occurs, through July 10, 2023).

***The specific final exchange ratio will be determined by the Compensation Committee of our Board of Directors at the close of trading on the last business day prior to the Expiration Time (currently scheduled for July 10, 2023). The exchange ratio cannot be calculated as of now because it will be based in part on the future value of our Class A common stock and our eligible options during and near the end of the Option Exchange. We currently expect that an exchange ratio between 2.0 and 3.8 to 1.0 (2.0-3.8 : 1.0) will be selected by the Compensation Committee using a Black-Scholes valuation model, meaning that for every 2.0 to 3.8 eligible options surrendered, a participant will receive one replacement RSU (with any fractional replacement RSUs rounded down to the nearest whole share on a grant-by-grant basis). However, because the exchange ratio will be based in part on the future value of our Class A common stock, which is inherently difficult to predict, the final exchange ratio selected by the Compensation Committee could fall outside of this range. For example, if the trailing 20-Day volume weighted average price (the "20-Day VWAP") is between $1.00 - $2.00, the exchange ratio could potentially fall within a range as high as 2.5-4.1 to 1.0 and, conversely, if the 20-Day VWAP is between $4.00 - $5.00, the exchange ratio could potentially fall within a range as low as 1.7-2.1 to 1.0. Furthermore, the exchange ratio will represent an amount that would result, as of the determination time, in the issuance of a number of replacement RSUs that would have an aggregate fair value equal to a specific amount between 90% to 100% of the aggregate fair value of all eligible options, and not on a grant-by-grant basis (assuming all eligible options are exchanged). As such, on an individual grant basis, the number of replacement RSUs that you receive may not have a fair value equal to 90% to 100% of the fair value of the eligible options that you exchanged.

Please refer to the Option Exchange documents, including Section 8 of the Offer to Exchange, for additional terms. If you have any questions, please contact legal@renttherunway.com.

If you change your mind regarding your election, you may change your election to accept or reject the Option Exchange with respect to some or all of your eligible stock option grants by submitting a new election. However, any election must be made on a grant-by-grant basis and no partial exchanges of separate option grants will be permitted. The new election must be delivered via Rent the Runway’s Option Exchange website at www.myoptionexchange.com, no later than the completion date, currently expected to be 11:59 PM Eastern Time, on July 10, 2023 (unless the offer is extended).

Only elections that are properly completed, electronically signed, dated and actually received by Rent the Runway via the Option Exchange website at www.myoptionexchange.com on or before the completion date of the Option Exchange will be accepted. Elections submitted by any other means, including hand delivery, interoffice, email, U.S. mail or Federal Express (or similar delivery service), are not permitted.

Please note that our receipt of your election is not by itself an acceptance of your stock options for exchange. For purposes of the Option Exchange, we will be deemed to have accepted stock options for exchange that are validly elected to be exchanged and are not properly withdrawn as of the time when we give written notice to the eligible participants generally of our acceptance of stock options for exchange. We may issue this notice of acceptance by press release, email or other form of communication. Stock options accepted for exchange will be cancelled, and the Replacement RSUs will be granted on the Replacement RSUs grant date, which is expected to occur on the first business day following the day of the expiration time (unless the offer is extended).

This notice does not constitute the Option Exchange. The full terms of the Option Exchange are described in (1) the Offer to Exchange Certain Eligible Outstanding Options for a Number of Replacement Restricted Stock Units; (2) the email to all eligible service providers with additional information about the Option Exchange from Rent the Runway; and (3) the Terms of Election. You may access these documents free of charge through the U.S. Securities and Exchange Commission’s website at www.sec.gov, on Rent the Runway’s Option Exchange website at www.myoptionexchange.com, or by contacting Rent the Runway by email at legal@renttherunway.com.

Please do NOT reply to this email. This mailbox is not monitored and you will not receive a response. If you have any questions, please email legal@renttherunway.com.